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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated January 23, 2001 re Radvision Ltd. Announces Date of Fourth Quarter Earnings.




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                                                                          ITEM 1

For Immediate Release

Contacts:

Karen Gurwitz             David Seligman             Jody Burfening/Sanjay Hurry
Dir. Corp. Communications CFO                        Investor Relations
RADVision, Inc.           RADVision, Ltd.            Lippert/Heilshorn & Assoc.
Tel: 201.529.4300, x305   Tel: 972.3.645.5446        Tel: 212.838.3777
kgurwitz@radvision.com    Seligman@tlv.radvision.com jbs@lhai.com
http://www.radvision.com  http://www.radvision.com


            RADVISION LTD. ANNOUNCES DATE OF FOURTH QUARTER EARNINGS


Mahwah, New Jersey, January 23, 2001 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, will issue a press release announcing its fourth quarter and full year fiscal 2000 results at approximately 6:00 a.m. EST on February 6, 2000. A conference call has been scheduled for 9:00am EST on that same day. To access the conference call, please dial 800-593-8930 (International dialers can call 712-257-2799) by 8:50 a.m. on February 6th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call will also be available via the company's website at www.radvision.com.

On the call, CEO Ami Amir and CFO David Seligman will review the quarter's results, discuss the Company's future objectives and provide financial guidance for the first quarter and full year 2001. Management will also be available for questions from the investment community.

A replay of the call will also be available starting one hour after the completion of the call until 4:00 p.m. on February 13, 2001. To access the replay, please dial 800-839-2235.

ABOUT RADVISION

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: January 26, 2001